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                          December 18, 2023

       Manuel Litchman, M.D.
       President and Chief Executive Officer
       Mustang Bio, Inc.
       377 Plantation Street
       Worcester, Massachusetts 01605

                                                        Re: Mustang Bio, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 12,
2023
                                                            File No. 333-275997

       Dear Manuel Litchman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rakesh Gopalan, Esq.